May 8, 2006
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:	Compass Diversified Trust (the “Trust”) and Compass Group Diversified Holdings LLC (the “Company”)
Registration Statement on Form S-1 (File Nos. 333-130326, 333-130326-01) and Form 8-A (Registration No. 0-51937)
Ladies and Gentlemen,
     In accordance with Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Form S-1”), to 3:00 p.m. on Wednesday May 10, 2006, or as soon thereafter as practicable.
     Also, in accordance with Section 12(g) of the Securities Exchange Act of 1934, as amended, and the General Instructions to Form 8-A, we respectfully request that the above-referenced Form 8-A become effective upon the effectiveness of the Form S-1.

Compass Diversified Trust
By:	Compass Group Diversified Holding LLC, as sponsor

By:	/s/ James J. Bottiglieri

	Name:	James J. Bottiglieri
	Title:	Chief Financial Officer

Compass Group Diversified Holdings LLC

By:	/s/ James J. Bottiglieri

	Name:	James J. Bottiglieri
	Title:	Chief Financial Officer
Sixty One Wilton Road, 2nd Floor, Westport, CT 06880
(205) 221-1703 1-(203) 221-8253
www.compassequity.com